December 19, 2008
MEMORANDUM

TO:	Division of Corporation Finance
United States Securities and Exchange Commission

FROM:	Halliburton Company

RE:	Halliburton Company
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 2, 2008
Form 10-Q for the Fiscal Quarters Ended June 30, 2008 and September 30, 2008
Filed October 21, 2008
File No. 1-03492
Response to SEC Staff Comments dated December 15, 2008
               We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated December 15, 2008 regarding our filings referenced above. Where applicable, our responses refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 or our Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2008 or September 30, 2008. For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.
               We respectfully submit that, as our responses below indicate, we do not believe that amendments to the 2007 Form 10-K or our Form 10-Qs are necessary or should be required in connection with the staff’s comments. We will consider adjusting disclosures in future filings as noted in this response letter when appropriate.
Form 10-K for the Fiscal Year Ended December 31, 2007
Financial Statements
Note 1 – Description of Company and Significant Accounting Policies
Revenue recognition, page 52
1.	With regard to the “Overall” section here, please expand your disclosures to specify when revenues from product sales are recognized relative to delivery. Refer to SAB Topic 13:A(1).

Response: First, we confirm that our company revenue recognition policy is in compliance with the criteria outlined in SEC Staff Accounting Bulletin Topic 13.A(1) Revenue Recognition — General SAB 13.A(1). In future disclosures, we will add additional language to clarify that revenue from product sales is recognized after delivery has occurred. Below is our intended future disclosure language related to the paragraph under “Revenue Recognition – Overall.”
“Revenue recognition

Overall. Our services and products are generally sold based upon purchase orders or contracts with our customers that include fixed or determinable prices but do not include right of return provisions or other significant post-delivery obligations. Our products are produced in a standard manufacturing operation, even if produced to our customer’s specifications. We recognize revenue from product sales when title passes to the customer, the customer assumes risks and rewards of ownership, collectibility is reasonably assured, and delivery occurs as directed by our customer. Service revenue, including training and consulting services, is recognized when the services are rendered and collectibility is reasonably assured. Rates for services are typically priced on a per day, per meter, per man-hour, or similar basis.”
Note 4 – Business Segment Information, page 59
2.	Please explain how your determination of your reportable segments complies with paragraph 16 of SFAS 13.1. As part of your response, describe to us the individual business activities that comprise each of your two reportable segments. Tell us whether those business activities represent separate operating segments as defined by paragraph 10 of SFAS 131 and, if so, how you apply paragraphs 17 and 18 of SFAS 131 in order to aggregate them into separate reportable segments. Please address the specific criteria of paragraph 17, including economic characteristics of each segment. Additionally, explain to us the changes that occurred in the third quarter of 2007 that made it appropriate under SFAS 131 to reduce your number of reportable segments from four to two.

Response: On October 2, 2007, we submitted a request to the Office of the Chief Accountant (OCA) for pre-clearance of a change in our reportable operating segments. The request was subsequent to an internal reorganization of Halliburton into two divisions, following the separation of KBR, Inc., to better align our products and services with the process of exploring for and producing from oil and natural gas wells. After providing documentation to the staff of the OCA and subsequent to a telephonic discussion on October 30, 2007, the staff of the OCA had no objections to the change in our reportable segments to align with our internal reporting structure of two divisions in accordance with Statement of Financial Accounting Standard No. 131, Disclosure about Segments of an Enterprise and Related Information (SFAS 131). A separate letter dated November 6, 2007 was sent to the OCA summarizing our understanding of the OCA’s agreement. See Attachment A hereto for the correspondence with the OCA, which addresses the issues referenced in comment #2.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Statements of Cash Flows, page 5
3.	Please explain to us why the $115 million loss from discontinued operations is presented twice on your statement of cash flows in the operating activities section, as both an addition to and a subtraction from net income, thus netting to zero.

Response: In addition to the two lines mentioned in your question that are offsetting balances, there is also a corresponding increase in the indemnity liability to KBR, Inc. that is included in the “Other” line item in cash flows from operating activities. After including this balance, the net effect is not zero but instead a positive adjustment of $115 million to reconcile net income to net cash flows from operating activities. In our 2008 Form 10-K, we will combine the line “Discontinued operations” into the “Other” line item to avoid any confusion.
Form 10-Q for the Fiscal Quarter Ended June 30, 2008
Management’s Discussion and Analysis
Nonoperating Items, page 37
4.	Expand your discussions regarding your decision to increase liabilities for KBR by $117 million in the second quarter of 2008 from $190 million at the end of 2007. In this regard, include a discussion of the events that occurred during the second quarter which led you to revise your estimates. In addition, please clarify each assumption that changed and the reason that the assumption changes.

Response: As stated in our June 30, 2008 Form 10-Q, we adjusted by $117 million the estimated indemnities and guarantees in favor of KBR “to reflect our most recent assumptions regarding the resolution of the FCPA investigation and the Barracuda–Caratinga bolt matter.” During the second quarter of 2008, we entered into discussions with the Securities and Exchange Commission and the Department of Justice in an attempt to resolve the FCPA matters by settlement. These discussions are disclosed in Note 8. In addition, we revised upward our estimates of the potential cost of bolts replacement slightly, which increased our potential exposure in resolving the dispute relating to the Barracuda-Caratinga project.

We followed the guidance in Financial Accounting Standards Board (FASB) Staff Position (FSP) No. FASB Interpretation (FIN) 45-2, Whether FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” Provides Support for Subsequently Accounting for a Guarantor’s Liability at Fair Value, to account for the subsequent measurement of our FIN 45 liabilities. Accordingly, we accounted for the second quarter of 2008 changes in our assumptions under SFAS No. 5, Accounting for Contingencies and recorded an additional accrual to adjust our reserve to the low end of the expected range of possible loss because we were unable to estimate a specific exposure amount within the range.
We will revise our disclosures in future filings to describe in more detail the reasons for any previous and any additional future changes in the amounts recorded relating to the indemnities and guarantees in favor of KBR.
* * *
               Halliburton Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings referenced above, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               Please contact Evelyn Angelle of Halliburton Company at (281) 575-4770 with any questions or comments.

ATTACHMENT A

October 2, 2007
Accounting Group – Interpretations
Office of the Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 7561
Washington, D.C. 20549-7561
Office of Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546
Re: Halliburton Company (“Halliburton” or the “Company”)
To Whom it May Concern,
We wish to consult the Office of the Chief Accountant regarding a change in our reportable operating segments. Since in prior years we have had extensive discussion with the staff concerning our reportable segments, we are requesting pre-clearance from the staff.
Overview of the Company
We currently operate in approximately 70 countries throughout the world, providing a comprehensive range of discrete and integrated products and services to the energy industry. The majority of our consolidated revenue is derived from the sale of services and products to major, national, and independent oil and gas companies. These services and products are used throughout the energy industry, from the earliest phase of exploration, development, and production of oil and gas resources through refining and processing.
A summary of the Company’s condensed financial information as of and for the six months ended June 30, 2007 is as follows:

$ Millions
Total assets	11,989
Shareholders’ equity	5,858
Total revenue	7,157
Operating income	1,681
Income from continuing operations before income taxes and minority interest	1,671
Income from continuing operations	1,124
Income from discontinued operations	958
Net income	2,082

Background
We announced changes to our internal organizational structure in June 2007. After the KBR, Inc. separation, we evaluated our organizational structure looking for operational efficiencies and cost management opportunities.
Effective July 1, 2007, we implemented an internal reorganization of the Company. We are now a matrix organization consisting of product and service divisions and geographies. To improve our operational efficiency and to better serve our customers, we aligned our products and services to be better aligned with the process of exploring and producing from oil and natural gas wells. We now internally report only two divisions and two hemispheres.
Summary of the Accounting Issue and Request of SEC Staff
As a result of the internal reorganization, we believe it is appropriate, under SFAS 131, to begin reporting consistently between our new internal management reporting structure and how we externally report business segments. Attached is our internal memo, as reviewed by KPMG, summarizing the supporting facts, relevant literature and our conclusion. We have also attached a copy of our August 31, 2007 Executive Committee Financial Data.
We request the Staff review the facts and circumstances as attached and concur with our conclusion that our Company has two reportable segments, under the appropriate application of SFAS No. 131.
Consultation with the Company’s Independent Auditors
We have been in continuous consultation with our independent auditors, KPMG, and they are in agreement with the new reportable segments.
Request for Confidential Treatment for a Portion of Submission
Our internal memo summarizing the supporting facts, relevant literature and our conclusion references an internal Halliburton document that we refer to as Executive Committee Financial Data. The Company hereby requests that all copies of the Executive Committee Financial Data included with this submission be treated as confidential. We have separately included with our submission a confidential treatment request for this document.

We have also provided contact information for the primary representative of the Company below:
Mark McCollum
Senior Vice President & Chief Accounting Officer
10200 Bellaire Blvd.
Houston, TX 77072
Office No: 281-575-4450
Fax No: 281-575-5589
Sincerely yours,
Mark A. McCollum

Memo

To:	Files

From:	Stephanie Holzhauser / Kelly Youngblood

CC:	Mark McCollum

Date:	October 2, 2007

Re:	Segment Reporting
Internal Organization Structure:
Halliburton (the “Company”) completed its separation of KBR, Inc., in April 2007. As a result of completing the separation of KBR, Inc., the Company’s focus is now fully dedicated to its energy services operations.
The Company is currently reporting annual and interim results to our shareholders using four business segments, as follows:
•	Production Optimization

•	Fluid Systems

•	Drilling and Formation Evaluation

•	Digital and Consulting Solutions and other
These business segments were determined, in consultation with the SEC staff in the second quarter of 2003, to reflect how the business was being managed and the way in which our chief operating decision maker (CODM) regularly reviewed operating results, assessed performance, and allocated resources.
Halliburton announced changes to its internal organizational structure in June 2007. After the KBR, Inc. separation, the Company evaluated its organizational structure looking for operational efficiencies and cost management opportunities. Additionally, the Company’s Chief Executive Officer (CEO) made a decision to use his available time resulting from the separation to establish a second corporate headquarters located in Dubai. The eastern hemisphere is a key focus area for future growth of our company so our CEO is now dedicating a significant portion of his time to travel and establishing customer relationships to grow the Company’s business.
Effective July 1, 2007, an internal reorganization of the company was implemented. The Company is now structured as a matrix organization consisting of product & service divisions and geographies. To improve the Company’s operational efficiency and to better serve its customers, the Company aligned its products and services to be better aligned with the process of exploring and producing from oil and natural gas wells. The Company now internally reports only two divisions, the Drilling and Evaluation division, which focuses on drilling and evaluating the oil and natural gas wells, and the Completion and Production division, which focuses on the completion phase through the productive life of oil and natural gas wells. The leadership of each division focuses on strategy, new product development, global safety and service quality standards, global employee development plans, capital equipment planning, and mergers and acquisitions (M&A) opportunity reviews. Each division is led by a Senior Vice President (a “division manager”), who reports to the Chief Operating Officer (COO), who in turn reports to the Chairman and CEO.

The division and geographic leadership teams jointly are accountable for safety, service quality, environmental and sustainability, revenue and operating income growth, margin improvement and NOVA/CVA performance.
The new divisions of the Company align the financial reporting of the company with the internal management strategies and operational hierarchy. The new divisions will provide improved reporting of drilling versus well completion activities which is consistent with our major competitors. The Company believes the new divisions will improve operational efficiency, broaden their technology portfolio and increase value to their customers. It will also allow for better alignment of the Company’s operations with their supply chain, maintenance and research and development groups.
One example of this is with the Company’s Cementing and Production Enhancement product/service lines that will now roll up under the Completion and Production division. Cementing and Production Enhancement have a broad range of resource capabilities which are operationally aligned. In pressure pumping, both Cementing and Production Enhancement use similar pumps, engines, trucks, etc. that are assembled in the same plants and maintained in the same field camps. Similarly, Cement and Production Enhancement research and development (R&D) organizations are located in the same facilities. Cementing, Production Enhancement, and Completion Tools have down hole tool products that are manufactured in the same plants and supported by the same R&D group. With aligned supply chain, maintenance and R&D, operational efficiencies are gained by aligning these product lines.
Operationally, Halliburton offers hybrid solutions such as the DeltaStim Completion, which uses Acid Soluble Cement, DeltaStim Sleeves, Conductivity Endurance chemicals and Pressure Pumping services that span Cementing, Production Enhancement, and Completion Tools.  These hybrid solutions broaden Halliburton’s technology portfolio, enabling Halliburton to provide solutions that are highly differentiated from their competitor’s offerings.  These hybrid solutions provide increased customer value by increasing reserves and production while lowering operating and capital expenditures.
As a combined Division, the Completion and Production Division offers proven processes and technology necessary to model, measure and optimize the lifecycle production potential of the reservoir. The Division delivers well integrity through cementing services, products and services for completion of wells, testing and monitoring performance of wells and reservoirs, and treatments to improve well productivity and increase recoverable reserves.
The Company feels that they will gain similar efficiencies with the creation of the new Drilling and Evaluation division. Consolidating the management and resources of the drilling and evaluation products and services will result in comparable benefits as explained above for the Completion & Production Division.
Below shows the Company’s old internal division structure compared to the new internal division structure:
The Company also has a geographic structure, which organizes the Company by the Eastern and Western Hemispheres. The hemisphere organizations are organized into district, country and regional geographies. The teams within these geographies focus on work execution, daily customer interface and sales, employee development, operational efficiency and technology applications. Each region is led by a vice president and each hemisphere is led by a Senior Vice President (a “geographic manager”). The hemisphere senior vice presidents also report to the COO.
Below shows how the Company’s geographic regions roll up into the hemispheres.
The Company’s results are reviewed monthly by the executive committee (EXCOM). The EXCOM holds a monthly meeting to review both geographic results and division results. The EXCOM also receives the “Executive Committee Financial Data” on a monthly basis. The “Executive Committee Financial Data” reports the Company’s monthly financial and operational results by divisions and by geographic location. The EXCOM reports to the CEO and consists of the Company’s:
•	Chief Financial Officer (CFO)

•	Chief Operating Officer (COO)

•	Executive Vice President and General Counsel

•	Vice President — Human Resources

•	Senior Vice President — Completion and Production

•	Senior Vice President — Drilling and Evaluation

•	Senior Vice President — Western Hemisphere

•	Senior Vice President — Eastern Hemisphere
As a result of the internal reorganization, the Company believes it is appropriate to begin reporting consistently between our new internal management reporting structure and how we externally report business segments. Below is a summarization of the supporting facts, relevant literature and our conclusion.
Accounting Question:
What is the appropriate segment reporting under SFAS 131 for the Company after the internal organizational structure changes?
Detailed Analysis & Interpretive Response:
Reporting of segment information under SFAS 131 is based on a “management approach” and requires that the segment information be disclosed in the way management organizes the segments within the Company for making operating decisions and assessing performance.
SFAS 131, paragraph 15 states:
15. The characteristics in paragraph 10 may apply to two or more overlapping sets of components for which managers are held responsible. That structure is sometimes referred to as a matrix form of organization. For example, in some enterprises, certain managers are responsible for different product and service lines worldwide, while other managers are responsible for specific geographic areas. The chief operating decision maker regularly reviews the operating results of both sets of components, and financial information is available for both. In that situation, the components based on products and services would constitute the operating segments.

As previously mentioned the Company is structured as a matrix organization. The company has both product/service division managers and geographic managers. Based on the guidance provided in paragraph 15, the Company’s operating segments should be based on the products and services divisions.
The first step in determining a Company’s reportable operating segments is to identify segments based on management’s reporting system. SFAS 131 paragraph 4 states the following:
4. An enterprise might meet that objective by providing complete sets of financial statements that are disaggregated in several different ways, for example, by products and services, by geography, by legal entity, or by type of customer. However, it is not feasible to provide all of that information in every set of financial statements. This Statement requires that general-purpose financial statements include selected information reported on a single basis of segmentation. The method the Board chose for determining what information to report is referred to as the management approach. The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the enterprise’s internal organization, and financial statement preparers should be able to provide the required information in a cost-effective and timely manner.
Management has internally organized the Company into two product/service divisions. As explained above the Company has realigned the prior four divisions into two divisions: the Completion and Production division, which focuses on pumping services and completion tools, and the Drilling and Evaluation division, which focuses on improvement in our drilling efficiency through optimized drilling tools systems, drilling bits and drilling fluids, and advanced reservoir modeling, reservoir information and collaborative digital environments.
Additionally, SFAS 131 paragraphs 10 and 14 give the definition of an operating segment and provide additional operating segment guidance as follows:
10. An operating segment is a component of an enterprise:
a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.
14. Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title. The chief operating decision maker also may be the segment manager for certain operating segments. A single manager may be the segment manager for more than one operating segment. If the characteristics in paragraph 10 apply to more than one set of components of an organization but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.
For purposes of applying SFAS 131, the Company’s chief operating decision maker (CODM) is the highest level of management at which decisions are made about how resources will be allocated so that other levels of management can execute those operating decisions. The Company’s CODM is Dave Lesar, chairman, president, and CEO. The CEO assesses the performance of the two divisions and the two hemispheres by reviewing the “Executive

Committee Financial Data” and attending the Company’s monthly EXCOM meeting. The EXCOM reports to and is led by Dave Lesar. The CODM reviews the “Executive Committee Financial Data” to make resource allocation decisions and assess performance. As of July 1, 2007, the Company’s monthly financial results are reported to the EXCOM through the new two division structure in the “Executive Committee Financial Data”. Additionally, the two division managers and two geographic managers review their individual operating results for the group.
Discrete financial information is available at the product/service line and country level, but the CEO, on a routine basis, only receives information at the division/hemisphere level. The CEO is able to access other detailed data upon request. He will occasionally be provided with discrete details through presentations given at the EXCOM meeting, trips to various countries operation sites, and discussions/meetings with product/service line leaders. However, the primary method for managing the business, review of operating results, assessing performance and allocating resources is done at the newly established two divisions and hemispheres level.
To make resource allocation decisions and to assess performance, Dave Lesar, the CEO, utilizes information from the Company’s COO, the division Senior Vice Presidents, the geographic Senior Vice Presidents, the Company’s CFO, General Counsel and the Human Resources Vice President. The CEO has full control over all decisions that are made for each division and can override decisions made by all positions mentioned above. The CEO takes into consideration input from these individuals but takes sole responsibility for making the decisions regarding allocation of resources to the two divisions.
The two division managers are held responsible for technology spending, capital investment, strategy, and the discrete operations of the product/service lines within the divisions. The senior vice presidents of hemisphere operations are focused more on customers, job execution, cost controls, and contracting. The COO is also responsible for other functions within the Company, such as Supply Chain, IT, Business Development, Marketing, and Research and Development.
The Finance and Legal functions of the company report to the CFO and General Counsel, respectively. See the organizational chart below.

Conclusion:
Due to the internal organization changes, the reportable operating segments need to be revised. Based on the facts and circumstances explained above, the Completion and Production and Drilling and Evaluation divisions meet all of the requirements set forth in SFAS 131 and are therefore the Company’s new reportable operating segments.
Both of the operating segments meet the 10 percent revenue test, the 10 percent absolute value of profit test, and the 10 percent of total assets test. In addition to the three thresholds above, SFAS 131 states that the reportable operating segments combined must constitute at least 75 percent of total revenue. The two operating segments constitute more than 75 percent of total revenue.
This segment change is consistent with the majority of the Company’s major competitors including Schlumberger, Baker Hughes, and BJ Services. The Company’s conclusion equates to what others in the industry are reporting, which makes the Company’s results comparable within the analyst community.
We do not intend to change our geography reporting.
Accounting Literature and References Considered:
▪	SFAS 131, Disclosures about Segments of an Enterprise and Related Information
Attachment:
▪	Executive Committee Financial Data

November 6, 2007
Attention: Mr. Mark Mahar
Accounting Group – Interpretations
Office of the Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 7561
Washington, D.C. 20549-7561
Office of Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546
Re: Halliburton Company
Dear Mark:
On October 2, 2007, we submitted a request to the Office of the Chief Accountant for pre-clearance of a change in our reportable operating segments. This request was subsequent to an internal reorganization of Halliburton into two divisions, following the separation of KBR, Inc., to align our products and services to be better aligned with the process of exploring for and producing from oil and natural gas wells.
This letter is to confirm that, based upon the documentation provided to the SEC Staff and our telephonic discussion on October 30, 2007, the SEC Staff does not object to the change in our reportable operating segments to align with our internal reporting structure of two divisions in accordance with Statement of Financial Accounting Standard No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131). The October 30, 2007 discussion was limited to the proposed reportable operating segments and Halliburton acknowledges its requirement to consider other relevant disclosures included in SFAS 131.
Best regards,
Mark A. McCollum
Letter to SEC on Segment Reporting_11-8-2007